

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2011

Mr. John R. Rice III
Director and President
Amincor, Inc.
1350 Avenue of the Americas, 24th Floor
New York, NY 10019

>   **Re: Amincor, Inc.**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed January 7, 2011**
>   **Form 10-Q for the Quarter Ended September 30, 2010**
>   **Filed November 30, 2010**
>   **Current Reports on Amended Form 8-K**
>   **Filed October 19, 2010, January 26, 2011, and March 2, 2011**
>   **File No. 0-49669**

Dear Mr. Rice:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10, filed January 7, 2011

General

1.   We remind you of prior comments 1 and 2 from our letter to you dated November 3, 2010.

2.   We refer you to prior comment 7 from our letter to you dated November 3, 2010. Rather than requiring the reader to refer to exhibits for the information, please include in the main text of the filing the diagrams and explanatory text which appear in exhibits 99.5 and 99.6. Also, be sure to identify in the text and diagrams any material limited partner investors, as we requested in prior comment 7.

3.   We re-issue prior comment 12 from our letter to you dated November 3, 2010. Please make the changes needed to clarify the notes to your financial statements accordingly.

4.   Notwithstanding your response to prior comment 13 from our letter to you dated November 3, 2010, it appears that a reasonably detailed description of the "winding up petition" is required, due to the positions that members of your management held or hold with the Capstone companies. Please provide appropriate disclosure to disclose the matters involved, the pertinent dates, and the status of the petition currently.

Business, page 4

General

5.   We note your reference at page 4 to the Forms 8-K filed on October 19, 2010. Revise to disclose in this section the current operating status and business of each acquired entity. In the alternative, provide a cross reference to the more detailed disclosure of this information that you revise to provide elsewhere in the filing.

6.   Rather than merely describing this information in the letter of response, please provide all the disclosure that prior comment 10 from our letter to you dated November 3, 2010, required. If true, also disclose explicitly that Messrs. Rice and Ingrassia are no longer officers or directors of any of the Target Companies. Please note that when our comments request you to "disclose" certain information, we are asking for disclosure in your filing rather than in the letter of response.

History of the Company, page 6

7.   We note your response to prior comment 6 from our letter to you dated November 3, 2010. Please expand your disclosures to explain the reasons behind the December 2009 transfer of Amincor to the limited partners and creditors of the Capstone Funds.   Also explain further the assignment to Amincor of all of the right, title, and interest of the debt owed to the Capstone Funds.

8.   In your response to prior comment 18 from our letter to you dated November 3, 2010, you disclose the change of control of Amincor (formerly Joning) in September 2005. Please disclose the circumstances of this change of control, and provide explanatory text along with the diagrams that previously appeared in exhibits 99.5 and 99.6.

Mr. John R. Rice III
Amincor, Inc.
April 12, 2011
Page 3

9.   We re-issue prior comment 19 from our letter to you dated November 3, 2010. In the new disclosure, be sure to indicate that Joning filed a Form 15-12G on June 2, 2008, to terminate its registration, prior to filing anew as Amincor.

Amount Due from Factor and Inventory, page 12

10.   Based on your response to prior comment 24 from our letter to you dated November 3, 2010, it appears that the Discount Factoring Agreement and Purchase Order Financing Agreement have been terminated by Amincor and replaced by a capital allocation agreement with similar terms. Please file this agreement and disclose all the material details. See Item 601(b)(10) of Regulation S-K.

Directors and Executive Officers, page 18

11.   Please disclose in the filing the tabular information you provided in your response to prior comment 11 from our letter to you dated November 3, 2010.

12.   Revise the biographical sketches to eliminate any gaps or ambiguities as to time within the five year description Item 401 of Regulation S-K requires you to provide. For example, provide the month and year each listed office or position began and ended with each listed employer during that period. We refer you in particular to the sketches for Messrs. Fikkert and Hagin.

Recent Sales of Unregistered Securities, page 23

13.   Please disclose why you created a second class of common stock and a convertible preferred class, and briefly discuss how you determined the manner by which the different shares were to be allocated among the Capstone investors.

14.   Disclose the information you provided in response to prior comments 30 and 31 from our letter to you dated November 3, 2010.

Financial Statements

Note 6 – Subsequent Events, page F-12

15.   We have read your response to prior comment 35 and see that you identified the "two related entities," their relationship with Amincor, Inc., and their ownership interests in the debt. However, you have not amended the disclosures in your financial statements as requested in our comment. Please include these revised disclosures in your next amendment.

16.   Your response to the third bullet point to prior comment 35 indicates that the equity
        holders of the two related entities received no shares in Amincor in exchange for the
        promissory notes. However, at page F-12 you state that "In exchange for the debt, the
        Company issued shares to the equity holders of the related entities." Please resolve this
        inconsistency in your disclosure.

17.   We note your response to prior comment 36, identifying the "certain shareholders" as Mr.
        Ingrassia and Mr. Rice. Please modify your disclosures to clarify that these individuals
        are the "certain shareholders"

18.   We have read your response to prior comment 37 regarding the ownership of Amincor
        Inc. and Tulare Frozen Foods LLC prior to the reorganization and see that you have
        provided some of the information requested in our comment but have not amended the
        disclosures in your financial statements. Please include these revised disclosures in your
        next amendment. It should be clear from your disclosure how you concluded that these
        entities were under common control.

19.   We have read your response to the last bullet point in prior comment 37, indicating that
        you believe you have met the reporting requirements of Rule 8-05 of Regulation S-X in
        presenting pro forma financial statements for the acquisition of Tulare Holdings, Inc.
        However, we do not see any pro forma financial information in the Form 10 or any
        subsequent amendments. Please provide this disclosure to comply with your reporting
        obligations.

Form 10-Q for the Quarter Ended September 30, 2010

General

20.   We note that you have labeled your financial statements including activity of Tulare
        Holdings, Inc. prior to your common control merger with that entity on August 3, 2010 as
        consolidated, while at page 9 you indicate that you are reporting combined financial
        statements. Please revise your presentation and all labeling and applicable narratives as
        necessary to comply with FASB ASC paragraph 805-50-45-5. Please confirm that your
        historical financial statements include activity of both entities only for periods when these
        entities were under common control; and ensure that the changes you make to the
        labeling and narratives clarify that your financial statements are shown on a combined
        basis prior to the merger and on a consolidated basis subsequent to the merger.

Balance Sheet, page 3

21.   Please present a balance sheet as of the end of the preceding fiscal year-end to comply
        with Rule 8-03 of Regulation S-X.

Form 8-K/As filed March 2, 2011

General

22.   We have read your responses to prior comments 43, 46, 48 and 50 and understand that the sequential chain of events leading to the respective acquisitions can be summarized as follows. Capstone Capital Group I, LLC and Capstone Business Credit, LLC (the "Capstone Lenders") foreclosed on the assets of the businesses that were in default on their debts (Imperia Bros, Inc., The Baking Company of Burlington, LLC, Klip America, Inc. and the Tyree Organization, Ltd., or the "foreclosed entities"). The assets of the foreclosed entities were contributed to companies (Masonry Supply Holding Company, Baker's Pride, Inc., Universal Apparel Holdings, Inc. and Tyree Holdings Corp., the "holding companies") created and controlled by Capstone Capital Group I, LLC and Capstone Business Credit, LLC. These holding companies were solely created to continue the operations of the foreclosed entities. Please address the following points:

- Confirm that the facts and chain of events summarized above is correct.

- Describe the manner by and extent to which Capstone Lenders or Messrs. Rice and Ingrassia's were able to direct the activities of the foreclosed entities prior to foreclosure, including details sufficient to understand their ability to elect or nominate members to the board of directors or influence future economic performance of the foreclosed entities.

- Quantify the equity interests held by the related parties controlled by Messrs. Rice and Ingrassia in the foreclosed entities prior to foreclosure.

23.   It appears that you have accounted for the foreclosures as business combinations, recording the net assets at fair value in the financial statements of the holding companies. However, your response to prior comment 44 indicates that you view the foreclosures as troubled debt restructurings. Please explain your rationale in accounting for the foreclosures as business combinations rather than troubled debt restructurings, specifically addressing how your accounting complies with FASB ASC Section 310-40-40.

24.   In your responses to prior comments 43 and 46, you represent that the losses resulting from the foreclosures on outstanding debts of the Imperia Bros. Inc ("Imperia") and The Baking Company of Burlington, LLC ("TBC") have been recognized by former creditors of Imperia and TBC in accordance with FASB ASC paragraphs 810-10-55-20 through 21. Please explain why you refer to the accounting of the former creditors of Imperia and TBC in your response and tell us how you have applied FASB ASC paragraphs 810-10-55-20 through 21 in determining any gain or loss should be recognized in your financial statements.

Form 8-K/A filed October 19, 2010

Acquisition of Baker's Pride, Inc.

General

25.   We note your response to prior comment 44 related to the omission of predecessor financial statements for The Baking Company of Burlington, LLC. We are considering your response to this comment.

Financial Statements

Note 3 – Acquisition

26.   We have read your response to prior comment 45 related to the acquisition of Baker's Pride, Inc. and see that you have specifically identified the related party lenders involved in the transaction as well as the amount of debt that was in default when the acquisition took place. However, we note that you have not filed an amended Form 8-K to provide this disclosure in your filing.   Please include the revised disclosures in your next amendments.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa, Staff Accountant, at (202) 551-3650, or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions. If you require further assistance, you may contact the undersigned at (202) 551-3745.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Steven L. Siskind
        Facsimile: (516) 222-1106